

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



NO ACT
PE 3-29-07

May 14, 2007



RECD S.E.C.
MAY 14 2007
1086

Steven M. Kaufman
Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004

Act: 1934
Section:
Rule: 14A-8
Public Availability: 5/14/2007

Re: XM Satellite Radio Holdings Inc.
Incoming letter dated March 29, 2007

Dear Mr. Kaufman:

This is in response to your letter dated March 29, 2007 concerning the shareholder proposal submitted to XM by Robert S. Adams. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Robert S. Adams
138 Grant Street
Eden, NC 27288

HOGAN & HARTSON

Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
+1.202.637.5600 Tel
+1.202.637.5910 Fax

www.hhlaw.com

Rule 14a-8

March 29, 2007

Steven M. Kaufman
Partner
(202) 637-5736
SMKaufman@hhlaw.com

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: XM Satellite Radio Holdings, Inc. – Stockholder Proposal of Robert S. Adams

Ladies and Gentlemen:

On behalf of XM Satellite Radio Holdings Inc. ("XM" or the "Company"), we are submitting this letter to notify the Securities and Exchange Commission (the "Commission") of XM's intention to exclude from its proxy materials for its 2007 annual meeting of stockholders (the "Proxy Materials") a shareholder proposal (the "Proposal") submitted by Robert S. Adams (the "Proponent"). A copy of the Proposal and all correspondence between XM and the Proponent relating to the Proposal, and other correspondence with the Proponent, are attached as Exhibit A. XM currently intends to file definitive copies of the Proxy Materials with the Commission on or about April 10, 2007. A copy of this letter also is being provided simultaneously to the Proponent.

As discussed more fully below, we believe that the Proposal may be excluded from the Proxy Materials pursuant to the following rules:

(a) Rule 14a-8(i)(4), because the Proposal relates to a personal grievance of the Proponent against the Company; and

(b) Rule 14a-8(i)(7), because the Proposal deals with XM's ordinary business operations; and

(c) 14a-8(i)(3), because the Proposal is vague and misleading.

I. THE PROPOSAL

The Proposal states:

> "XMSR has shown a propensity to ignore and NOT RESPOND to shareholder letters of inquiry. Such letters required time, energy and money of the shareholders to write and send, and certainly deserve a PROMPT reply. While it may be convenient, money and resource saving, and easy for the company to just read and ignore incoming letters, such a corporate stance is both reprehensible and despicable, and a VERY POOR business practice. It seems that there needs to be established a formal MONETARY penalty on XMSR for such behavior. Consequently, the XM Board of Directors is hereby requested to formally impose a monetary fine upon the Company Officers for FAILING TO PROMPTLY RESPOND to shareholder letters. A letter must be answered within 10 business days, or for every 10 days of not answering, a money amount determined by the Board of Directors (say 10 cents per each share times the days beyond 10 of not responding) shall be sent to the offended shareholder by XMSR check! On complicated shareholder issues or requests, an interim letter response, will restart the 10 day countdown to money payment. It appears that there needs to be a monetary fine to COMPEL XMSR to answer shareholder letters. It might be motivating to the XM Action Staff Officer who does not meet the letter response deadlines to deduct these monetary fines from regular salary paycheck!"

II. REASONS FOR EXCLUSION

A. Rule 14a-8(i)(4) – The Proposal is Excludable under Rule 14a-8(i)(4) because it Deals with a Personal Grievance of the Shareholder

As evidenced by Exhibit A to this letter, the Proponent has been sending letters to the Company for some time and about many topics. The Proponent has expressed dissatisfaction with the Company's responses on several occasions, including that the CEO does not spend more time responding to the Proponent's complaints. Although his latest complaint alleges that the Company is slow in responding to shareholder letters, it offers no evidence of this other than that the Company is not quick about responding to the Proponent's letters. The Proposal is designed principally to benefit the Proponent, and reduced to its essence is a request that Company personnel be punished for not make responding to his letters a corporate priority. Under the Commission's rules, the Proposal is excludable on this basis.

B. Rule 14a-8(i)(7) – The Proposal is Excludable under Rule 14a-8(i)(7) because it Deals with the Company's Ordinary Business Operations

The Commission has said that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See SEC Release No. 34-40018 (May 21, 1998). The Commission has stated that the general underlying policy of the ordinary business exclusion is "consistent with the policy of most state corporate laws; to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See SEC Release No. 34-40018 (May 21, 1998). Shareholder proposals may be excluded when they seek to "micro-manage" the company with a proposal that "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." See SEC Release No. 34-40018 (May 21, 1998).

Such is the case here. The Company has an Investor Relations department, the responsibilities of which include communicating with and responding to shareholders. The Proponent is recommending that the Board of Directors adopt a policy that would set responding to communications with shareholders, something the Company does routinely, as a top corporate priority. The Proposal therefore is an attempt to revise how the Company conducts its ordinary business operations, and is excludable on this basis.

Finally, we do not believe this proposal is appropriate because it relates to compensation. While executive officer compensation alone may be proper subject matter for a shareholder proposal, the Staff has determined that general employee compensation is not a proper subject matter for the shareholder proposal and may be excluded as relating to ordinary business operations. See Comshare, Inc. (Sept. 5, 2001). Because the Proposal addresses "general compensation matters" by providing for possible fines of employees, it relates to the Company's "ordinary business operations" and is excludable under Rule 14a-8(i)(7).

C. Rule 14a-8(i)(3) – The Proposal is Misleading and Contrary to the Commission's Proxy Rules

Rule 14a-8(i)(3) permits the exclusion of a proposal if it is contrary to the Commission's proxy rules. Rule 14a-9 prohibits false or misleading statements in proxy materials. The Commission may allow exclusion where the resolution in a proposal is so vague or indefinite that stockholders voting on the proposal and the company implementing the proposal would be unable to determine with any reasonable certainty exactly what actions or measures the proposal requires. See Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004).

The Proposal is so vague that it is unclear as to how the Company, or any company, would implement it. The proposed fine is of uncertain amount, and there is no guidance as to which letters from shareholders require a response. There is no standard proposed as to what constitutes a satisfactory response in terms of substance or means of delivery. It is not even clear which officer is supposed to respond to a shareholder letter, whether the addressee, the investor relations officer or one of the other personnel at the Company charged with shareholder relations matters. This lack of clarity on its face makes the Proposal properly excluded under Rule 14a-8(i)(3).

3. CONCLUSION

For the reasons set forth above, we believe XM may exclude the Proposal from the Proxy Materials under Rules 14a-8(i)(3), (i)(4) and (i)(7). Should the Staff have any questions, please feel free to call me at (202) 637-5736.

Sincerely,



Steven M.. Kaufman

Enclosures

Exhibit A
Copy of the Proposal and Correspondence

MS. BARNABY IS AWARE OF THIS PROPOSAL. IN INVESTOR RELATIONS

Robert Stephen Adams
138 Grant Street
Eden, North Carolina 27288

RECEIVED BY GREG BLACKMAN, XMSR ON 30 OCT 06 USPS SIGNED RECEIPT AVAILABLE IF YOU WANT TO SEE.

25 October 2006

Mr. Hugh Panero, CEO
Executive Offices
XM Satellite Radio
1500 Eckington Place, N.E.
Washington, D.C. 20002

CERTIFIED MAIL, RESTRICTED DELIVERY
RETURN RECEIPT REQUESTED

PLEASE UPDATE ME ON STATUS OF THIS INVESTOR SHAREHOLDER PROPOSAL. THANK YOU Robert S. Adams

Dear Mr. Panero,

As you may surmise from the attachments, I am not happy with the TOTAL LACK of response from my two UNANSWERED letters to your Investor Relations Department on 4 September and 2 October 2006. Your Chief of Investor Relations, and Mr. Richard Sloan in particular, in that Department have let you down. I am assuming that they were not "directed" to ignore my letters and not respond. Consequently, and in accordance with the SEC letter of 19 October just received (copy enclosed), I request that you forward the following Shareholder Proposal to your Investor Relations Department to be included with the Proxy Materials prepared for shareholders in advance of the Annual Meeting upcoming in year 2007. Also in accordance with the SEC letter attached, I hereby enclose "Proof" of my 4 year plus continuos ownership of 15,000 shares of XMSR stock as certified in my street name on behalf of the General Counsel of ETrade (the "Holder of Record") in the enclosed letter from ETrade dated 16 June 2006. I also hereby certify my intent to hold all 15,000 shares through and beyond the 2007 XMSR stockholder Annual Meeting. Here is My Shareholder Proposal:

XMSR MUST RESPOND TO ALL SHAREHOLDER LETTERS PROMPTLY

XMSR has shown a propensity to ignore and NOT RESPOND to shareholder letters of inquiry. Such letters required time, energy and money of the shareholders to write and send, and certainly deserve a PROMPT reply. While it may be convenient, money and resource saving, and easy for the company to just read and ignore incoming letters, such a corporate stance is both reprehensible and despicable, and a VERY POOR business practice. It seems that there needs to be established a formal MONETARY penalty on XMSR for such behavior. Consequently, the XM Board of Directors is hereby requested to formally impose a monetary fine upon the Company Officer for FAILING TO PROMPTLY RESPOND to shareholder letters. A letter must be answered within 10 business days, or for every day beyond 10 days of not answering, a money amount determined by the Board of Directors (say 10 cents per each share times the days beyond 10 of not responding) shall be sent to the offended shareholder by XMSR check! On complicated shareholder issues or requests, an interim letter response, will restart the 10 day countdown to money payment. It appears that there needs to be a monetary fine to COMPEL XMSR to answer shareholder letters. It might be motivating to the XM Action Staff Officer who does not meet the letter response deadlines to deduct these monetary fines from his regular salary paycheck!

I will appreciate you keeping me informed on the status of the above shareholder proposal. I have tried to follow the guidance in the SEC letter of 19 October 2006 enclosed.

Very respectfully,

/S/
Robert S. Adams

Robert Stephen Adams
138 Grant Street
Eden, North Carolina 27288

2 October 2006

Mr. Richard Sloan
Investor Relations Office
XM Satellite Radio
1500 Eckington Place, N.E.
Washington, D.C. 20002

Dear Richard:

As you may recall from my telephone call to you on 27 September 2006, you promised to have XM send me a written response to the attached letters in a few days. As of 2 October 2006, I have not received that response.

I will appreciate by return mail your written confirmation on XM Letterhead that I am now in compliance with SEC rules 14a-8(b) and 14a-8(f) regarding shareholder proposals, and therefore, I am qualified to make a shareholder proposal should I choose to do so.

I will also appreciate your answers to the issues that I raised in my letter of 4 September 2006 (copy attached). Many thanks to you.

Very respectfully,



Robert S. Adams
Attachments a/s Copies Retained

Robert Stephen Adams
138 Grant Street
Eden, North Carolina 27288

4 September 2006

Chief, Investor Relations
XM Satellite Radio
1500 Eckington Place, N.E.
Washington, D.C. 20002

Dear Chief of Investor Relations:

As you will recall from the enclosed letters from the SEC, your hired Attorney, Mr. Steven Kaufman, was able to erroneously convince the SEC earlier this year that I was not the owner of 15,000 shares of XMSR stock for the required period of time to qualify me to make a stockholder proposal. After receiving those responses and the technical disqualification to make a stockholder proposal, I wrote to the General Counsel of ETrade, Mr. Russell Elmer, and enclosed is a copy of the letter of reponse on his behalf CONFIRMING that I DO CURRENTLY HOLD and HAVE HELD 15,000 shares of XMSR continuously for several years, in fact, about 4 years! Therefore, I was and am qualified to make a stockholder proposal under SEC rules 14a-8(b) and14a-8(f). I will appreciate your letter of confirmation to me that you now accept this written proof from the ETrade General Counsel showing that I am in compliance with SEC shareholder proposal rules.

I am also forwarding copies of these materials to the SEC Office of the Chief Counsel, Division of Corporation Finance so that they may correct their records and send to me confirmation that I am now in compliance with their rules to make a shareholder proposal should I choose to do so prior to next year's annual meeting. If I do make a shareholder proposal, I would want it to be evaluated on the merits of the proposal, rather than just being rejected on a technicality of not being able to prove my stock ownership by a certain required time frame.

I am truly hopeful that I do not have to attempt to make another stockholder proposal. I will be guided by the ability of XM Management and your Board of Directors to soon report some POSITIVE quarterly earnings, rather than GROWING LOSSES! The institutions which once held great amounts of XMSR stock are sick and tired of hearing about your proposed wonderful profits in the YEAR 2010, and beyond, and that is why your stock has dropped from 40 to 12 and below. What the big investors want to know about is THIS QUARTER, NEXT QUARTER, and NEXT YEAR! Can't you hire some optimistic and enthusiastic people to better market the satellite radio concept which is truly great, but unfortunately is being poorly marketed! Where are your media ads? What happened to the kiosk concept of putting XM people in malls, electronic stores (Best Buy, Circuit City), and at major sporting events? Please refrain from bidding wars with Sirius for talent. Please cut costs to the bone, including all your salaries until you achieve profitability. Please, no charges to earnings to further reduce earnings. And STOP with the stock options which dilute our share price! How about a merger with Sirius (Govt. regulators could be convinced that adequate competition exists with terrestrial digital upgrades, mp3 players, ipods, etc.)? And please no more investments like World Space!

I will await your letter of response. Many thanks for your answers!

Very respectfully,



Robert S. Adams
Enclosures a/s Copies Retained

cc:



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

March 28, 2006

Steven Kaufman
Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004-1109

Re: XM Satellite Radio Holdings Inc.
Incoming letter dated January 27, 2006

Dear Mr. Kaufman:

This is in response to your letters dated January 27, 2006 and February 14, 2006 concerning the shareholder proposal submitted to XM by Robert S. Adams. We also have received letters from the proponent dated January 31, 2006 and February 16, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Robert S. Adams
138 Grant Street
Eden, NC 27288

March 28, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: XM Satellite Radio Holdings Inc.
Incoming letter dated January 27, 2006

The proposal seeks to limit the company's expenditures.

There appears to be some basis for your view that XM may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of XM's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if XM omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

WRONG! SEE ETRADE LETTER ATTACHED

Sincerely,



Gregory Belliston
Attorney-Adviser

XM GAVE BAD INFO TO THE SEC! NOT VERY WISE!

E*TRADE FINANCIAL

June 16, 2006

Robert Stephen Adams
138 Grant Street
Eden, NC 27288-5216

Re: Acct #6412-2585 (previously #1032-3544)

Dear Mr. Adams,

I am writing this letter to you on behalf of Russell S. Elmer, General Counsel and Corporate Secretary of E*TRADE FINANCIAL Corp., in response to your recent correspondence dated June 1, 2006, and provided in follow-up to your correspondence dated April 9, 2006. In these letters you have requested confirmation of ownership of 15,000 shares of XM Satellite Radio Holdings (symbol: XMSR).

After reviewing the account statements and trade confirmations, and with regard to SEC Rule 14a-8(b), we would like to confirm 15,000 XMSR shares held in account #6412-2585, registered solely to Robert Stephen Adams, have been held in the street name of E*TRADE Securities. The last transaction on record for XMSR in this account was on July 31, 2002. Therefore, all 15,000 shares have remained in this account for several years.


HELD OVER 4 YEARS!

If any additional information pertaining to these shares is needed in terms of trade confirmations, please feel free to contact our Financial Services Representatives at (800) 786-2575.

We regret any delay in response to your previous inquiry and apologize for any inconvenience this may have caused. Thank you for your patience and understanding. We look forward to a mutually beneficial business relationship and wish you success with your future investments.

Sincerely,

Dawn M. Beermann
Correspondence Specialist
E*TRADE Securities LLC

E*TRADE Securities LLC
P.O. Box 989030
West Sacramento, CA 95798-9030
etrade.com

HOGAN & HARTSON
L.L.P.

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

Rule 14a-8(b)
Rule 14a-8(i)(3)
Rule 14a-8(i)(7)
Rule 14a-8(i)(13)

January 27, 2006


1:15
SEC MAIL PROCESSING
RECEIVED
JAN 27 2006
WASH, D.C.
156
SECTION

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: XM Satellite Radio Holdings Inc. – Stockholder Proposal of Robert S. Adams

Ladies and Gentlemen:

On behalf of XM Satellite Radio Holdings Inc. ("XM" or the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of XM's intention to exclude from its proxy materials for its 2006 annual meeting of stockholders (the "Proxy Materials") a shareholder proposal and a statement in support thereof (the "Proposal") submitted by Robert S. Adams (the "Proponent"). A copy of the Proposal and all correspondence between XM and the Proponent are attached as Exhibit 1. We request that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission if, in reliance on the interpretations of Rule 14a-8 set forth below, XM excludes the Proposal from its Proxy Materials. XM currently intends to file definitive copies of the Proxy Materials with the Commission on or about April 17, 2006.

Pursuant to Rule 14a-8(j), we are furnishing the Staff with six copies of this letter and its attached exhibits. A copy of this letter is also being provided simultaneously to the Proponent.

As discussed more fully below, we believe that the Proposal may be excluded from the Proxy Materials pursuant to the following rules:

(a) Rule 14a-8(b), because the Proponent failed to establish his eligibility to submit the proposal;

(b) Rule 14a-8(i)(3), because the Proposal is misleading and contrary to the Commission's proxy rules;

(c) Rule 14a-8(i)(7), because it deals with XM's ordinary business operations; and

(d) Rule 14a-8(i)(13), because it relates to specific amounts of cash or stock dividends.

I. THE PROPOSAL

The Proposal states:

> "As XM Satellite Radio (XMSR) is now a growing and mature company, it is essential and the sense of shareholders that XM limit its spending to assure profitability each year. XM Senior Officers, Employees, and its contractors should not be able to spend more than 80% of the incoming actual revenue stream. The remaining 20% would be retained by the company as profit with the ultimate goal of a dividend to shareholders. XM should not be permitted to use clever financing (e.g. issuing extra stock, borrowing at excessive rates, bond issuing, preferred shares, stock options, etc.) which tends to dilute shareholder value. While the shareholders wish this proposal were binding on the XM management, the SEC rules permit exclusion of the proposal if it impacts Board of Director legal authority. Spending for necessary large items (e.g. satellite replacement, launches, etc.) can be saved up for over several quarters. Any extraordinary expense item can be voted upon by shareholders. This policy is necessary because no person or company can long survive by continuing to spend more than they take in. Salary increases and bonuses should be deferred until profitability is achieved. Please vote FOR this proposal if you support it."

II. REASONS FOR EXCLUSION

A. Rule 14a-8(b) – The Proponent Failed to Establish His Eligibility to Submit the Proposal

Rule 14a-8(b) permits a company to exclude a stockholder proposal if the stockholder does not meet certain eligibility requirements. Rule 14a-8(b) requires a proponent, at the time of submission of a proposal, to meet certain eligibility requirements, including a requirement that the proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities for at least one year by the date of submission of the proposal. The proponent also must continue to hold those securities through the date of the shareholder meeting. Rule 14a-8(b) further requires that a proponent prove his eligibility to the company by submitting to the company either (i) a written statement from the "record" holder of the proponent's securities verifying that, at the time the proposal was submitted, the proponent continuously held the securities for at least one year and a written statement that he intends to continue to hold the securities through the date of the shareholders meeting; or (ii) a copy of the Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments thereto, reflecting the proponent's ownership along with the proponent's statement that he or she intends to continue to hold the securities through the date of the shareholders meeting.

On December 20, 2005, XM received the Proposal from the Proponent. The Proponent did not provide proof of eligibility from the "record" holder to verify stock ownership or a statement that he intended to hold the shares through the date of the Annual Meeting. Accordingly, on January 3, 2006, XM sent the Proponent a letter acknowledging receipt of the Proposal and requesting that, pursuant to Rule 14a-8(b) and within 14 calendar days of the Proponent's receipt of the letter, the Proponent furnish to the Company documentation establishing that he is the beneficial owner of XM's common stock and that he has been the beneficial owner of such securities for at least one year. The Company also requested a written statement that the Proponent intended to hold the shares through the date of the Annual Meeting. A copy of the Company's letter to the Proponent is enclosed.

The Proponent sent a letter to XM in which he attached Consolidated 1099s from E*Trade showing his purchase of XM stock in 2001 and 2002. He also attached an E*Trade statement for the month of November 2005 and an internet print-out of his E*Trade holdings on January 6, 2006. These attachments did not satisfy the SEC rule on eligibility, which requires verification by the record holder that at the time the proposal was submitted, the shareholder continuously held the securities for at least one year. A copy of the Proponent's letter and attachments is enclosed. The Company has confirmed that the Proponent is not a record holder of XM stock.

The deadline for submitting proof of ownership for the Proponent was January 17, 2006.

Under similar circumstances, the Staff has determined that it would not recommend enforcement action against companies for the omission of shareholder proposals where proponents fail to establish their eligibility to submit the proposals. See Tyco International Ltd., (Nov. 22, 2000); and AT&T Corp. (December 11, 2000).

Because the Proponent has failed to establish his eligibility to submit a proposal pursuant to Rule 14a-8(b), the Proposal should be excludable from the Proxy Materials.

B. Rule 14a-8(i)(3) – The Proposal is Misleading and Contrary to the Commission's Proxy Rules

Rule 14a-8(i)(3) permits the exclusion of a proposal and an accompanying supporting statement if either is contrary to the Commission's proxy rules. Rule 14a-9 prohibits false or misleading statements in proxy materials. The Commission may allow exclusion where the resolution in a proposal is so vague or indefinite that stockholders voting on the proposal and the company implementing the proposal would be unable to determine with any reasonable certainty exactly what actions or measures the proposal requires. See Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004).

The Proposal is unclear as to how the Company, or any company, would implement a spending cap of 80% of its incoming actual revenue stream to end up with a 20% "assured" profit. The Proposal regards the incoming revenue stream as fixed and independent of actions the Company takes, and the money it spends, to sustain or grow that revenue stream. The Company strongly believes this is not the case in its industry (or most industries, for that matter). Both the Company and its competitors spend significant amounts on marketing and promotion to support and develop the revenue stream. They pay for the employees to run their businesses, for the programming and other services they deliver to customers and for the systems they use to deliver those services. If it were possible to stop spending money without any impact on current or future revenues, all companies would do it and vastly improve their profitability. Similarly, if it were possible to "assure profitability" as the Proponent suggests, no company would ever lose money. Further, expending funds on the items companies need to generate their revenues must be made in advance, before the amount of incoming revenues is definitively known. It is not possible to realize revenues first and then spend only 80% of that amount.

The Proposal is so vague that shareholders would be unable to determine what action they expect the Company to take, and the Board would be left with no guidance as to what action would satisfy the Proposal. For example, what expenses would be reduced and when? Would the Company be able to commit to spend funds for fear that incoming revenues might be less that expected? The Proposal does not contain any specific proposed action or suggest how the Company would go about doing what the Proponent wants – make a guaranteed 20% profit.

In addition, the Proposal suggests that XM should not be permitted to use "clever financing," a term that has no meaning. All financing is dilutive to shareholders in some fashion, and no company can assure that its transactions will not "dilute shareholder value," if that term has any meaning.

Further, the Proposal is misleading because it omits to state the effect of the Proposal on the Company. The Proposal would have XM limiting its expenditures, general compensation, and financing without addressing in any way the economic impact on XM's business operations. The Proposal would inhibit the Company from making its ordinary business decisions and could be disastrous for the Company and its shareholders.

The Commission has stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both..." See, Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). The above statements are so inherently vague and misleading, and will require detailed and extensive editing to bring them into compliance with the Commission's proxy rules. Therefore we believe the Proposal may properly be excluded under Rule 14a-8(i)(3) as materially false and misleading.

C. Rule 14a-8(i)(7) – The Proposal is Excludable under Rule 14a-8(i)(7) because it Deals with the Company's Ordinary Business Operations

Decisions on spending and financing go to the heart of what constitutes the Company's ordinary business operations

The Company proposes to omit the Proposal from its Proxy Materials under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations. The Proponent is recommending that the Board of Directors adopt a policy that would limit the Company's everyday decisions about expenditures, business transactions, compensation and when to raise additional financing. Clearly, the day-to-day management and development of funds is the responsibility of management, not the shareholders. The

Commission has said that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See SEC Release No. 34-40018 (May 21, 1998). Such is the case here. The management of a company's expenditures and raising of capital are fundamental to management's ability to manage. The Commission has stated that the general underlying policy of the ordinary business exclusion is "consistent with the policy of most state corporate laws; to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See SEC Release No. 34-40018 (May 21, 1998). Shareholder proposals may be excluded when they seek to "micro-manage" the company with a proposal that "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." See SEC Release No. 34-40018 (May 21, 1998).

General Compensation Decisions are part of the Company's Ordinary Business

The Staff has allowed exclusion of proposals relating to general compensation decisions under the reasoning that they fall under a company's ordinary business operations. The Staff has drawn a distinction between compensation paid to directors and executive officers and compensation paid to other employees, regarding executive and director compensation matters as decisions affecting the nature of the relationship among shareholders, those who run the corporation on their behalf and the directors responsible for overseeing management performance. While executive officer compensation alone may be proper subject matter for a shareholder proposal, if executive compensation and general employee compensation are intertwined in a proposal, the Staff has determined that the proposal is not a proper subject matter for the shareholder proposal and may be excluded as relating to ordinary business operations. See Comshare, Inc. (Sept. 5, 2001).

The Proposal provides that "salary increases and bonuses should be deferred until profitability is achieved" and presumably would apply to all employees, not just executive officers or directors. Because the Proposal addresses "general compensation matters," it relates to the Company's "ordinary business operations" and is excludable under Rule 14a-8(i)(7).

D. Rule 14a-8(i)(13) – The Proposal relates to Specific Amounts of Dividends

Rule 14a-8(i)(13) allows a company to omit a shareholder proposal that relates to a specific amount of cash or stock dividends. The Commission has found that a proposal requiring the payment of a 35% "return of capital" dividend, or the liquidation of a fund coupled with a distribution of assets to the fund's shareholders was excludable under Rule 14a-8(i)(13). See Pioneer Interest Shares (June 20, 2001). Similarly, the Proposal seeks to give shareholders 20%

of the "incoming actual revenue stream" as a dividend. As it relates to a specific amount of dividends, the Proposal should be excluded under Rule 14a-8(i)(13).

3. CONCLUSION

For the reasons set forth above, we believe XM may exclude the Proposal from the Proxy Materials under Rules 14a-8(b), (i)(3), (i)(7), and (i)(13), and hereby request confirmation that the Staff will not recommend any enforcement action to the Commission if XM so excludes the Proposal.

Should the Staff make an initial determination that the Proposal may not be excluded from the Proxy Materials, I would appreciate an opportunity to discuss the Staff's determination before a response to this letter is issued. When a written response to this letter becomes available, please fax the letter to me at (202) 637-5910. Should the Staff have any questions in the meantime, please feel free to call me at (202) 637-5736.

Sincerely,



Steven Kaufman

Enclosures

Exhibit 1
Copy of the Proposal and Correspondence

Robert Stephen Adams
138 Grant Street
Eden, North Carolina 27288

RECEIVED

15 December 2005

Mr. Joe Titlebaum, General Counsel
XM Satellite Radio
1500 Eckington Place, N.E.
Washington, D.C. 20002

CERTIFIED MAIL(No. 7099 3400 0015 6368 9282)
RETURN RECEIPT REQUESTED

Dear MrTitlebaum:

As you can see from the enclosures, I have received NO RESPONSE from a 28 October 2005 letter to Mr. Panero, and NO RESPONSE from 7 December 2005 emails to Mr. Panero, Mr. Parsons, and Investor Relations. I think your corporate policy of NOT ANSWERING a letter and emails is very UNBUSINESSLIKE, and in fact, just plain DISCOURTEOUS! I really wish it were illegal to just ignore a letter which takes up a person's time and money to write!

So, now in accordance with the Securities and Exchange Act of 1934, Rule14a-8, I wish to submit a proposal for consideration by ALL SHAREHOLDERS at the next available printing and distribution of shareholder materials. My standing is that I hold in street name 15,000 shares of XMSR at ETrade. I made the proposal NON-BINDING so you cannot easily exclude it based upon SEC rules for not impacting Board of Director legal authority. The proposal also meets the 500 word limit.

I will appreciate you hand delivering this request to your Investor Relations department as they might be more inclined to respond to your request than mine! I request a written letter response within the customary 10 day period so I do not have to contact the Securities and Exchange Commission, Enforcement Division for assistance.

Many thanks for your assistance, and please have a nice Christmas and Happy New Year!

Most respectfully submitted,

Robert S. Adams
Robert S. Adams
Enclosures a/s COPIES RETAINED

NON-BINDING PROPOSAL TO ASSURE XM PROFITABILITY

As XM Satellite Radio (XMSR) is now a growing and mature company, it is essential and the sense of shareholders that XM limit its spending to assure profitability each year. XM Senior Officers, Employees, and its contractors should not be able to spend more than 80% of the incoming actual revenue stream. The remaining 20% would be retained by the company as profit with the ultimate goal of a dividend to shareholders. XM should not be permitted to use clever financing (e.g. issuing extra stock, borrowing at excessive rates, bond issuing, preferred shares, stock options, etc.) which tends to dilute shareholder value. While the shareholders wish this proposal were binding on the XM management, the SEC rules permit exclusion of the proposal if it impacts Board of Director legal authority. Spending for necessary large items (e.g. satellite replacement, launches, etc.) can be saved up for over several quarters. Any extraordinary expense item can be voted upon by shareholders. This policy is necessary because no person or company can long survive by continuing to spend more than they take in. Salary increases and bonuses should be deferred until profitability is achieved. Please vote FOR this proposal if you support it.

Robert Stephen Adams
138 Grant Street
Eden, North Carolina 27288

NO RESPONSE!

28 October 2005

Mr. Hugh Panero, CEO
XM Satellite Radio Executive Offices
1500 Eckington Place, N.E.
Washington, D.C. 20002

Dear Mr. Panero: Re: XM account no. 1-3351206

As a shareholder of 15,000 of XMSR at ETrade, I am very disappointed with your 3rd Quarter report of yesterday. The 3 point stock drop of nearly $50,000 for me in one day was pretty hurtful! But you will find no greater supporter of satellite radio than me. I have been with both XM and Sirius from the beginning, and I continue to hold large amounts of stock in both companies, and I also have installed both Sirius and XM radios for my friends.

My concern is simple: YOU ARE SPENDING WAY TOO MUCH MONEY! Yes, I know all that stuff about wanting to build a great company, blah, blah, blah! Well I cannot spend more than I take in, you cannot, and neither can XMSR, for very long. The more subscribers you get, the more money you lose. This has to STOP! I hope you read the enclosed articles, as well as the other negative press articles on XM. What are you doing to CUT SPENDING? Why not reduce ALL salaries at XM, including yours, 20-30 percent yearly until you get POSITIVE CASH FLOW? And FIRE all employees who are not DIRECTLY bringing in money to XM--i.e. keep the subscription takers! And please stop the WILD spending on programming---trying to outbid Sirius is a loser, and I think their wild $500 million for Stern was a big mistake as time will tell. I hope your big bet on Major League Baseball is profitable.

I think more frequent press releases might help (e.g. What steps are you taking to reduce costs? What new products are in the pipeline? (Heck with waiting till consumer electronics shows--no telling how low XMSR will drop by then!).

Again, it is PROFIT that matters and impresses the stock market. The stock market is grading your performance every business day, and recently, you are not doing very well! Why not issue an ultimatum that XM spending is hereby LIMITED to 80% of incoming revenue- NO EXCEPTIONS! I am tired of these quarterly headlines saying, "Subscriptions Increase, but LOSSES WIDEN!" You can STOP these mounting losses NOW with the stroke of a pen. How about it?

I appreciate your hard work, but I, as well as other investors, want you to turn a profit! Enough with the fluff stuff about programming changes, etc. Show us the MONEY!!!

Very respectfully,

Robert S. Adams Enclosures a/s

Subject: XMSR Needs Buzz and Excitement!/[Fwd: Shareholder Proposal to LIMIT XM Spending!]
Date: Wed, 07 Dec 2005 21:10:55 -0500
From: "Robert S. Adams" <adams138@infionline.net>
To: ir@xmradio.com, gparsons@xmradio.com, hpanero@xmradio.com

NO SUBSTANTIVE RESPONSE.

Dear Mr. Parsons, Mr. Panero, and Investor Relations:

As you can see, I wrote you both an email and a letter about my planned shareholder proposal to limit XM spending to no more than 80% of incoming revenues. As usual, I received no response, other than your automated canned thing about not commenting on stock price. While I am still considering this, I want to lighten up a bit and tell you some things that probably your most trusted employees cannot because they do not want to get fired! In theory, anyway, you do work for me, one of your many shareholders and owners, and you are spending MY MONEY!.

The primary problems with XM stock price are lack of buzz and excitement, and not much conviction that you will ever make any money for investors! There is not much faith in your cash flow breakeven next year thing! I have proposed an 80% of incoming revenue spending limitation on XM because of your management propensity to continue spending for more and better things, through ever more clever mechanisms e.g. stock issuing authority, preferred shares, borrowing at outrageous rates and then buying that back, stock options, etc., all of which tend to dilute our share price. If you were limited to 80% of incoming revenue spending, it would force you to make good hard-nosed choices, and save your money from quarter to quarter to pay for very big items, like replacement satellites and launches. Many things like bonuses and pay raises could be deferred until better times, like profitability!

Now, I would like to deal a little with the lighter thing of BUZZ AND EXCITEMENT! Satellite Radio, as you know, is one of the most exciting products to come along in many years, and the stock prices should be doing much better. Last December, XMSR was over 40 dollars per share, and in your less than exciting management style, execution, and secretiveness over the last 12 Months, the stock has DECLINED to 28 and change per share. That is a 30% HAIRCUT under your management! Not good by any measure! Why do you think that is?

As I have said, XM has exciting products and capabilities, but they are not being marketed very well. First of all, the secretiveness of the quarterly release of subscriber numbers in my opinion is a MISTAKE, and while I won't say stupid, that thought has occured to me! Why not lighten up and place a RUNNING counter of the latest number of subscribers on your home web page? Put it in a corner surrounded by a blinking highlighted box and title it PAID FOR TOTAL SUBSCRIBERS. This number would be increasing each and every day, and would let every viewer, including stock analysts, know that XM subscribers are growing every day! This would be a virtually no cost thing for you to do, and would remove all doubt as to how fast XM is growing. When you hold this information so closely til the quarterly conference call, it lets those so called stock analysts and article writers to wonder if XM is slowing in growth. Even Jim Cramer on CNBC "Mad Money" wondered if XM was getting less subscribers than you wanted, and you had Gary Parsons call in and correct that misinformation. Why not just put that daily subscriber counter on your web site? When you let things drift for months, you see what happens to our stock price—down 12 in 12 Months, NOT GOOD! Now you can take your conservative approach, and say gee, that would let our competitiors know how we are doing. So what—what can they do about it? In fact, if you tilled your subscriber blinking box total as "PAID TOTAL SUBSCRIBERS" as of today, you could get a good jab at Sirius which counts subscribers as any factory installed Sirius radio sitting unsold on some car lot! Why don't you throw us shareholders a bone and try this out for a year--it would be a cheap stroke to us, and it MIGHT just improve our stock price by showing everyone just how fast XM subscribers are growing! If it did not improve things after a year, you could always remove it. Just connect that counter to your activations button—every time you activate, the number increases by that amount! Such a small thing as this would get XM all kinds of free press coverage and probably even free TV Time.

Another point—I see Mel Karmazin out there on TV all the time on Jim Cramer's "Mad Money", and Parsons has to call in. What gives? Wind up some of your young executives, and start getting them on TV talking about XM Satellite Radio. I rarely hear XM discussed on Fox two hour Saturday Morning Stock show. Why not? Do those folks think XMSR is a loser or too speculative? Also, you should have reps in Best Buy, Circuit City, etc, and Outside in the parking lots on mobile vans with XM Sat Radio signs in blinking lights giving demonstrations and selling radios!

I went to a car tire repair place the other day, and the old owner who sees hundreds of cars every day ask me what the two little antennas on my car were (XM and Sirius Antennas since I have both in my car). I was shocked that he did not know, and I patiently showed him the radios, and explained about the hundreds of channnels of news, sports, weather, and commercial free music. He was amazed, but this reinforces the fact that you are NOT GETTING THE WORD OUT after several years of operation.

I am now looking for a new car, and I want a car with XM Radio and Navigation system integrated together with steering wheel controls and large map color display. One of the main reasons that I am willing to pay the thousands extra for the nav color display is the fact that when you tune the XM radio, you get a LARGE COLOR READOUT of XM song titles, artist, channel number, etc. Yes, I am getting older, and I want very large print that is easy to see in daylight with sunshine or at night, and the small displays on Delphi units are hard to read while driving.

And that brings me to a major complaint. Who at XM and Delphi had the engineering oversight to OMIT the running stock ticker display on factory installed nav system XM display radios? What a blunder! I am now used to having the stock display, and if I go buy a new Buick Lucerne, Honda, or Accura with nav and color map display factory installed, I DO NOT GET THE STOCK READOUT!! Well, I have not bought that car, and I will just wait until I can get one with a stock readout. Why did you let this happen? What should I do, put a second Roady 2 with a stock display in a brand new car with Factory XM radio and nav display? Now that is truly stupid, and I am amazed that XM engineers and automotive engineers could let that happen! Did the management think we would not notice such a blunder?

I suppose I have rambled enough, but I think you should lighten up a little and listen to some of the ideas of your shareholders who are suffering from the 40 to 28 stock price drop under your previous year of management! Could we be any worse? Ha! Why in the world does a stock like Google (GOOG), an internet search engine for goodness sakes, go from 80 to 400+ per share? It is because of BUZZ, EXCITEMENT, Good Analyst relations, and of course, earnings (which XMSR is supposed to have some day in the distant future--I could not resist that! Smile!) I think XMSR should be 50, 60, and even 100 per share if you would get some buzz and excitement going. I am sure you have heard the old Wall Street saying of, "Buy the Sizzle, and Sell the steak!" Well, we need the sizzle! I think if you put the daily Total Paid for Subscriber number on your website, it would create some major buzz and excitement which would continue for months and be written and talked about extensively by the media---great FREE COVERAGE FOR XMSR! Please think about doing the daily subscriber thing--it would be a cheap stroke to us shareholders!

Now, just as I am writing this, Howard Stern is all over Bill O'Reilly on Fox News talking about Sirius and his channels upcoming on Sirius. Where are the XM reps going on TV?
Such interviews are free, and are better than paying for one minute TV commercials!

It is so hard to communicate with you all. Your telephone to IR is redirected, and an email is suggested. Okay, then, when I write an email I get only a canned automated unresponsive answer. And worst of all, you do not answer letters. I wonder if you will ignore my request to submit a stockholder proposal to limit your spending! So, in case your email reading people or your other human filters decline to let you read this email, I am going to print out these copies and mail them to you in the good ole US Snail Mail. Perhaps someday I will get some kind of reply. Anyway, I hope you will seriously consider some of these ideas, and the ideas of other shareholders who write to you. I am just one person, and I am sure that there are many other great ideas out there to improve the XMSR stock price. It would be a tragedy to see the

Again, it is PROFIT that matters and impresses the stock market. The stock market is grading your performance every business day, and recently, you are not doing very well! Why not issue an ultimatum that XM spending is hereby LIMITED to 80% of incoming revenue- NO EXCEPTIONS! I am tired of these quarterly headlines saying, "Subscriptions Increase, but LOSSES WIDEN!" You can STOP these mounting losses NOW with the stroke of a pen. How about it?

I appreciate your hard work, but I, as well as other investors, want you to turn a profit! *Enough with the fluff stuff about programming changes, etc.* Show us the MONEY!!!

Very respectfully,

Robert S. Adams Enclosures a/s

Here are two actins for you and your staff:

1.I would like a written letter response to my letter! That *is the* reason I took my time to write a letter to you instead of calling, (which is busy and redirected anyway!).

2. I would like to have the formal procedure and forms sent to me to request a shareholder proposal to be submitted for the very next available XMSR annual meeting to be voted on by the shareholders to

stock price go down another 12 points to 16 in the coming year under your current secretive style of management. I hope you will lighten up your conservatism and get out there with some new ideas, subscriber number counters on website, store reps, and more SUBSTANTIVE FREQUENT press releases! I appreciate your time to read this, and I will be most appreciative of your reply.

Most respectfully,

Robert S. Adams 138 Grant St.; Eden, North Carolina 27288

Subject: Shareholder Proposal to LIMIT XM Spending!
Date: Tue, 06 Dec 2005 12:18:18 -0500
From: "Robert S. Adams" <adams138@infionline.net>
To: ir@xmradio.com, hpanero@xmradio.com, gparsons@xmradio.com

XM Investor Relations:

I wrote the following letter to Mr. Panero with a copy to investor relations on 28 October 2005, and obviously, you have decided to glance at it, discard it, and NOT RESPOND!

Robert Stephen Adams
138 Grant Street
Eden, North Carolina 27288

28 October 2005

Mr. Hugh Panero, CEO
XM Satellite Radio Executive Offices
1500 Eckington Place, N.E.
Washington, D.C. 20002

Dear Mr.
Panero:
Re: XM account no. 1-3351206

As a shareholder of 15,000 of XMSR at ETrade, I am very disappointed with your 3rd Quarter report of yesterday. The 3 point stock drop of nearly $50,000 for me in one day was pretty hurtful! But you will find no greater supporter of satellite radio than me. I have been with both XM and Sirius from the beginning, and I continue to hold large amounts of stock in both companies, and I also have installed both Sirius and XM radios for my friends

My concern is simple: YOU ARE SPENDING WAY TOO MUCH MONEY! Yes, I know all that stuff about wanting to build a great company, blah, blah, blah! Well, I cannot spend more than I take in, you cannot, and neither can XMSR, for very long. The more subscribers you get, the more money you lose. This has to STOP! I hope you read the enclosed articles, as well as the other negative press articles on XM. What are you doing to CUT SPENDING? Why not reduce ALL salaries at XM, including yours, 20-30 percent yearly until you get POSITIVE CASH FLOW? And FIRE all employees who are not DIRECTLY bringing in money to XM--i.e. keep the subscription takers! And please stop the WILD spending on programming---trying to outbid Sirius is a loser, and I think their wild $500 million for Stern was a big mistake as time will tell. I hope your big bet on Major League Baseball is profitable.

I think more frequent press releases might help (e.g. What steps are you taking to reduce costs? What new products are in the pipeline? (Heck with waiting till consumer electronics shows--no telling how low XMSR will drop by then!).

Again, it is PROFIT that matters and impresses the stock market. The stock market is grading your performance every business day, and recently, you are not doing very well! Why not issue an ultimatum that XM spending is hereby LIMITED to 80% of incoming revenue NO EXCEPTIONS! I am tired of these quarterly headlines saying, "Subscriptions Increase, but LOSSES WIDEN!" You can STOP these mounting losses NOW with the stroke of a pen. How about it?

I appreciate your hard work, but I, as well as other investors, want you to turn a profit! Enough with the fluff stuff about programming changes, etc. Show us the MONEY!!!

Very respectfully,

Robert S. Adams Enclosures a/s

Here are two actins for you and your staff:

1.I would like a written letter response to my letter! That is the reason I took my time to write a letter to you instead of calling, (which is busy and redirected anyway!).

2. I would like to have the formal procedure and forms sent to me to request a shareholder proposal to be submitted for the very next available XMSR annual meeting to be voted on by the shareholders to

PLACE A FIRM LIMIT ON XM SPENDING (like 80% of incoming revenues to guarantee quarterly profitibality as suggested in my letter!). I assume from my past experience that I will need to send you a CERTIFIED LETTER with Return Receipt Requested offering my proposal for a shareholder vote. Please let me know the timeframe deadline dates for the next available printing and shareholder voting procedures for the next available annual meeting.

Upon receipt of your responses, I will decide if I want to proceed with a shareholder proposal and submission in accordance with SEC Regulations and Federal Law.

I am not pleased to see XMSR stock continuing to decline on and UP Market day (last quote was 28.41 and going down in the RED! You all sit in your ivory tower spending our money and saying nothing! Where is the profit going? Request some answers and your response!

Sincerely,.

Robert S. Adams adams138@infionline.net

P.S. I request the Senior Management at XM both SEE AMD RESPOND to this request! Please do not send me a curt "Thanks for your ideas!" answer! I want some answers in detail!


XM
SATELLITE
RADIO

December 30, 2005

VIA Registered Mail

Mr. Robert Adams
138 Grant Street
Eden, North Carolina 27288

Dear Mr. Adams:

Your letter dated December 15, 2005 and the attached shareholder proposal, which we received on December 20, 2005, have been forwarded to my attention.

First, on behalf of XM, we apologize that your previous attempts to reach us did not receive an earlier response from our investor relations department. We value feedback from our shareholders and our investor relations department is dedicated to serving our investors. As you can imagine, we receive many letters addressed to our CEO or Chairman, and we usually try to respond in a timely manner. Unfortunately, despite our best efforts to address our shareholders' concerns, sometimes we are unable to do so, but your letter has been placed in the hands of the appropriate folks and you should be receiving a response regarding the issues that you have raised.

Second, since it is my job as general counsel to handle matters relating to the proxy statement, I am responding to your shareholder proposal. Although we appreciate the submission of your shareholder proposal and the thoughts behind it, we will not be including it in our annual proxy statement. As our investor relations folks will probably discuss with you in more detail, XM relies on its executive team to make ordinary business determinations such as what expenditures are worthwhile for the company. Our executives must decide on a daily basis what amounts need to be spent to honor our commitments to manufacturers, distributors and others, what amounts need to be paid to acquire the programming and develop the new technology that we believe is necessary to compete in the current environment, and so on. We believe XM has made tremendous progress in continuing to grow our revenues and subscribers, and we are not in favor of the suggestions you have made about sacrificing growth in favor of cutting costs at this point in time.

From a technical perspective (and I apologize if this letter seems overly formal), in addition to the primary and substantive reasons why we are not including your proposal, I understand that XM is obligated under the relevant SEC rules to notify you of the specific reasons why your shareholder proposal does not meet the requirements set forth in the SEC rules for consideration by XM for inclusion in our proxy statement. In accordance with SEC Staff Legal Bulletin No. 14B, a copy of Rule 14a-8 is enclosed for your reference.

... NE WASHINGTON DC 20002-2194 PH 202 380 4000 FAX 202 ...

Your letter stated that you are the beneficial owner of 15,000 shares of our Class A common stock. However, we have not received a letter or any other information from the record holder of the shares referred to in your letter or other proof of your ownership as required by SEC rules. Further, to be eligible to submit a shareholder proposal, a shareholder must have continuously held the minimum number of shares for at least one year prior to the date the proposal is submitted, and no evidence of such ownership has been submitted. We hereby notify you of your failure to comply with these procedural requirements, and that you must within 14 calendar days after receipt of this notice either:

1. provide a written statement from the record holder of the securities (usually a broker or bank) verifying that, on December 15, 2005, when you submitted the Proposal, you continuously held, for at least one year, the requisite number or value of shares of XM's Class A common stock; or

2. provide a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number or value of shares of XM's Class A common stock on or before the date on which the one-year eligibility period begins, together with your written statement that you continuously held the shares for the one-year period as of the date of the statement.

In addition, to be eligible to submit a shareholder proposal, a shareholder must include a written statement that he intends to hold the securities through the date of the meeting of shareholders. We hereby notify you of your failure to comply with this requirement, and that to comply you must provide a written statement within 14 days of receipt of this notice that you intend to hold the securities you claim ownership of through the date of the annual meeting.

Any information relating to your proposal should be provided to me, as the general counsel, at the following address or fax number:

Joseph M. Titlebaum
General Counsel
XM Satellite Radio Holdings Inc.
1500 Eckington Place, N.E.
Washington, D.C. 20002
Fax: 202-380-4500

Please do not hesitate to call me if you have any questions, and please alert me if you do not hear from our investor relations folks in the next two or three weeks.

Sincerely,



Joseph M. Titlebaum

Enclosure

Company: General Rules and Regulations under the 1934 Act
Form Type: SEC-34RUL SEC File #:
Description: Rule 14a-8 -- Shareholder Proposals
File Date: 10/07/05
State of Incorporation:
Fiscal Year End:
CIK: SARRGEXC34
SIC:
IRS Identifying Number:

Business Address

Mailing Address

Rule 14a-8 -- Shareholder Proposals

SECURITIES EXCHANGE ACT OF 1934 RULES

Rule 14a-8 -- Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to " you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word " proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the " record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (240.13d-101), Schedule 13G (240.13d-102), Form 3 (249.103 of this chapter), Form 4 (249.104 of this chapter) and/or Form 5 (249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (249.308a of this chapter) or 10-QSB (249.308b of this chapter), or in shareholder reports of investment companies under 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.
(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under 240.14a-8 and provide you with a copy under Question 10 below, 240.14a-8(j).
(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.
(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject

for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.
(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that

will be included in the company's proxy materials for the same meeting;
(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under 240.14a-6.

Regulatory History:
As last amended in Release No. 34-40018, effective June 29, 1998, 63 F.R. 29106.

Robert Stephen Adams
138 Grant Street
Eden, North Carolina 27288


RECEIVED
JAN 12 2006

5 January 2006

Mr. Joe Titlebaum, General Counsel
XM Satellite Radio
1500 Eckington Place, N.E.
Washington, D.C. 20002

CERTIFIED MAIL(No. 7099 3400 0015 6368 9299)
RETURN RECEIPT REQUESTED

Dear MrTitlebaum:

First, I would like to thank you for your nice letter of 30 December 2005 which showed a good deal of careful thought.

Second, as you requested, let us take care of the bonafides regarding my standing as a stockholder to make a proposal. I am including copies of certain pages of the Consolidated 1099 from my ETrade Brokerage account no. 6412-2585 from years 2001 and 2002 showing that I have bought a total of 15,000 shares of XMSR. I am also including my latest brokerage statement from ETrade, through 30 November 2005, which also reflects the 15,000 shares of XMSR. Lastly, I will include an electronic printout of my account holdings from TODAY showing I still hold 15,000 shares of XMSR. And in compliance with SEC regulations, I hereby submit in writing that I plan to hold all these shares THROUGH and BEYOND the upcoming Annual Shareholder Meeting. You are certainly welcome to call ETrade at 1-800-387 2331 and verify my account no. 6412-2585 and that I hold 15,000 shares of XMSR and have held it for several years thereby qualifying me to make a shareholder proposal. Please identify yourself as a company officer of XM wishing to verify a stock holding for a stockholder proposal. I trust that you will protect the privacy of my other stock holdings not related to XMSR.

Assuming we have verified my standing to make a proposal, I need further reasons why you want to reject my proposal to limit spending to 80% of revenues. First, it is a NON-BINDING proposal, and thereby XM would not have to abide by it anyway. So it does not conflict with your legal management authority. Certainly XM management has rights to make decisions regarding spending for the company. However, I believe the Shareholders and ,SHAREOWNERS, I might emphasize, also have at least a right to express a written request that you begin to earn a PROFIT. There, I said it, that tough little word, "PROFIT." You are spending the money of the Shareowners, lest you forget, —it is OUR MONEY and we have a right to demand that you begin to earn a profit for US. XM cannot continue to spend BEYOND income for very long. Otherwise, bankruptcy will be on the horizon, and we do not want that. Surely, you must REIGN IN the overspenders, and demand a yearly PROFIT! How long could you spend more than you take in? Not long, I bet!

Why not put the non-binding proposal to a shareholder vote? When a vast majority (70-90%, I bet) of shareholders vote FOR such a spending limitation, I think your management will get the message that it is NOW TIME TO BEGIN EARNING A PROFIT!

I will await your response.

Very Respectfully,



Robert S. Adams Enclosures a/s

NON-BINDING PROPOSAL TO ASSURE XM PROFITABILITY

As XM Satellite Radio (XMSR) is now a growing and mature company, it is essential and the sense of shareholders that XM limit its spending to assure profitability each year. XM Senior Officers, Employees, and its contractors should not be able to spend more than 80% of the incoming actual revenue stream. The remaining 20% would be retained by the company as profit with the ultimate goal of a dividend to shareholders. XM should not be permitted to use clever financing (e.g. issuing extra stock, borrowing at excessive rates, bond issuing, preferred shares, stock options, etc.) which tends to dilute shareholder value. While the shareholders wish this proposal were binding on the XM management, the SEC rules permit exclusion of the proposal if it impacts Board of Director legal authority. Spending for necessary large items (e.g. satellite replacement, launches, etc.) can be saved up for over several quarters. Any extraordinary expense item can be voted upon by shareholders. This policy is necessary because no person or company can long survive by continuing to spend more than they take in. Salary increases and bonuses should be deferred until profitability is achieved. Please vote FOR this proposal if you support it.

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REALTIME COMPUTER READOUT OF STOCK POSITIONS 6 JAN 2006

January 06, 2006 12:14 PM ET
Portfolios: Account Positions

Alerts

Portfolios | Performance & Value | **Positions** | Gains & Losses | Risk

Account: 6412-2585 Switch Accounts

Symbol	Description	Quantity	Marginable	Price	Market Value
ADLU	ADVANCED LUMITECH INC	20,000	Margin	0.05	1,000.00
BA	BOEING CO	2,000	Margin	69.30	138,600.00
ET	ETRADE FINANCIAL CORP	1,000	Margin	22.10	22,100.00
NNO	NUVEEN NORTH CAROLINA DIV	3,000	Margin	15.70	47,100.00
NRB	NUVEEN NORTH CAROLINA DIV	6,000	Margin	17.47	104,820.00
SIRI	SIRIUS SATELLITE RADIO	25,000	Margin	6.45	161,250.00
XMSR	XM SATELLITE RADIO HOLDIN	15,000	Margin	27.27	409,050.00

Summary of Total Market Value

Total Account Market Value - Net $ 883,920.00

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E*TRADE FINANCIAL
Trading • Investing • Banking • Lending

E*TRADE Complete™
Investment Account

Account Number: 6412-2585 | Statement Period : November 1, 2005 - November 30, 2005 | Account Type: INDIVIDUAL

ACCOUNT HOLDINGS

CASH & CASH EQUIVALENTS (0.95% of Holdings)

CASH BALANCE	9.76	3.08	0.00
SWEEP DEPOSIT ACCOUNT	8,938.97	8,846.23	0.95

Sweep Deposit account is a bank deposit account with E*TRADE Bank, a Federal savings bank, Member FDIC. Sweep Deposit Accounts are FDIC-insured up to $100,000.00.

TOTAL CASH & CASH EQUIVALENTS	$8,946.73	$8,849.31	0.95%

STOCKS, OPTIONS & EXCHANGE-TRADED FUNDS (83.17 % of Holdings)

ADVANCED LUMITECH INC	ADLU	Margin	20,000	0.0600	1,200.00	0.13		
BOEING CO	BA	Margin	2,000	68.1900	136,380.00	14.64	2,000.00	1.47%
E TRADE FINANCIAL CORPORATION	ET	Margin	1,000	19.5200	19,520.00	2.10		
SIRIUS SATELLITE RADIO INC	SIRI	Margin	25,000	7.1500	178,750.00	19.19		
XM SATELLITE RADIO HLDGS INC CL A	XMSR	Margin	15,000	29.2600	438,900.00	47.12		
TOTAL STOCKS, OPTIONS & ETF					$774,750.00	83.17%	$2,000.00	0.26%

MUTUAL FUNDS (15.88% of Holdings)

NUVEEN NORTH CAROLINA DIVID ADVANTAGE MUN FUND	NRB	Margin	6,000	16.9000	101,400.00	10.89	5,292.00
NUVEEN NORTH CAROLINA DIVID ADVANTAGE MUN FD 2	NNO	Margin	3,000	15.5000	46,500.00	4.99	2,466.00
TOTAL MUTUAL FUNDS					$147,900.00	15.88%	$7,758.00

TOTAL PRICED PORTFOLIO HOLDINGS (ON 11/30/05)	$931,499.31
TOTAL ESTIMATED ACCOUNT HOLDINGS ANNUAL INCOME	$9,758.00

ETRADE
TELEPHONE 1-800-387-2331

E*TRADE Securities, Inc.
P.O BOX 989030
West Sacramento, CA 95798-9030
(800)786-2575
Federal I D No 77-0116489

TAX YEAR 2001

Copy B for Recipient

Department of the Treasury, Internal Revenue Service
(Keep for your records)

This is important tax information and is being furnished to the Internal Revenue Service. If you are required to file a return, a negligence penalty or other sanctions may be imposed on you if this income is taxable and the IRS determines that it has not been reported.

ROBERT STEPHEN ADAMS
138 GRANT ST
EDEN NC 27288

Recipient's Tax Identification Number:
244-66-8862

REP:	NC01
ACCOUNT:	1032-3544
ISSUE DATE:	01/18/02
PAGE:	5 OF 8

THE FOLLOWING IS BEING PROVIDED FOR YOUR INFORMATION ONLY AND WILL NOT BE FURNISHED TO THE INTERNAL REVENUE SERVICE

CONTINUED FROM PREVIOUS PAGE

DESCRIPTION	DATE	ACTIVITY	QUANTITY	PRICE	AMOUNT
GENL ELEC CO CUSIP: 369604103	06/12/01	PURCHASE	200.00	$48.8200	$9,766.99
GENESIS MICROCHIP INC CUSIP: 371933102	05/23/01	PURCHASE	1,000.00	$28.4400	$28,459.95
INTEL CORP CUSIP: 458140100	06/01/01	PURCHASE	1,000.00	$28.9000	$28,919.95
INTEL CORP CUSIP: 458140100	08/20/01	PURCHASE	1,000.00	$28.2200	$28,239.95
JUNIPER NETWORKS INC CUSIP: 48203R104	03/15/01	PURCHASE	500.00	$57.0000	$28,519.95
JUNIPER NETWORKS INC CUSIP: 48203R104	03/15/01	PURCHASE	300.00	$57.0000	$17,100.00
JUNIPER NETWORKS INC CUSIP: 48203R104	03/15/01	PURCHASE	200.00	$57.0000	$11,400.00
LUCENT TECHNOLOGIES INC CUSIP: 549463107	08/27/01	PURCHASE	1,000.00	$7.4000	$7,419.95
MOTIENT CORP CUSIP: 619908106	04/20/01	PURCHASE	8,000.00	$1.3000	$10,419.95
NASDAQ-100 TRUST SR 1 CUSIP: 631100104	02/12/01	PURCHASE	1,000.00	$56.9000	$56,919.95
NASDAQ-100 TRUST SR 1 CUSIP: 631100104	02/23/01	PURCHASE	1,000.00	$49.0000	$49,019.95
ORACLE CORPORATION CUSIP: 68389X105	08/10/01	PURCHASE	1,000.00	$15.8000	$15,819.95
PALM INC CUSIP: 696642107	03/28/01	PURCHASE	1,000.00	$8.2500	$8,269.95
PIXELWORKS INC CUSIP: 72581M107	05/08/01	PURCHASE	1,000.00	$28.1250	$28,144.95
PIXELWORKS INC CUSIP: 72581M107	08/27/01	PURCHASE	1,000.00	$16.5500	$16,569.95
SIRIUS SATELLITE RADIO CUSIP: 82966U103	04/10/01	PURCHASE	1,516.00	$9.3400	$14,169.53
SIRIUS SATELLITE RADIO CUSIP: 82966U103	04/10/01	PURCHASE	1,000.00	$9.3000	$9,306.63
SIRIUS SATELLITE RADIO CUSIP: 82966U103	04/10/01	PURCHASE	484.00	$9.3500	$4,528.63
SIRIUS SATELLITE RADIO CUSIP: 82966U103	09/25/01	PURCHASE	2,500.00	$3.9200	$9,819.95
SIRIUS SATELLITE RADIO CUSIP: 82966U103	10/04/01	PURCHASE	2,500.00	$3.7000	$9,269.95
SUN MICROSYSTEMS INC CUSIP: 866810104	02/23/01	PURCHASE	1,000.00	$19.8750	$19,894.95
XM STLLITE RADIO HLDGS A CUSIP: 983759101	04/11/01	PURCHASE	2,700.00	$5.7800	$15,616.79

CONTINUED ON THE NEXT PAGE

E*TRADE



E*TRADE Securities, Inc.
P.O BOX 989030
West Sacramento, CA 95798-9030
(800)786-2575
Federal I.D. No: 77-0116489

CONSOLIDATED 1099.

TAX YEAR 2001

Copy B for Recipient

Department of the Treasury, Internal Revenue Service
(Keep for your records)

This is important tax information and is being furnished to the Internal Revenue Service. If you are required to file a return, a negligence penalty or other sanctions may be imposed on you if this income is taxable and the IRS determines that it has not been reported.

ROBERT STEPHEN ADAMS
138 GRANT ST
EDEN NC 27288

Recipient's Tax Identification Number
244-66-8862

REP: NC01
ACCOUNT: 1032-3644
ISSUE DATE: 01/18/02
PAGE: 6 OF 6

THE FOLLOWING IS BEING PROVIDED FOR YOUR INFORMATION ONLY AND WILL NOT BE FURNISHED TO THE INTERNAL REVENUE SERVICE

CONTINUED FROM PREVIOUS PAGE

DESCRIPTION	DATE	ACTIVITY	QUANTITY	PRICE	AMOUNT
XM STLLITE RADIO HLDGS A CUSIP: 983759101	04/11/01	PURCHASE	1,500.00	$5.7400	$8,615.98
XM STLLITE RADIO HLDGS A CUSIP: 983759101	04/11/01	PURCHASE	600.00	$5.7700	$3,464.40
XM STLLITE RADIO HLDGS A CUSIP: 983759101	04/11/01	PURCHASE	200.00	$5.7500	$1,150.80
XM STLLITE RADIO HLDGS A CUSIP: 983759101	10/04/01	PURCHASE	5,000.00	$5.2000	$26,019.95
					$779,427.39

E*TRADE FINANCIAL
E*TRADE Clearing LLC
P.O BOX 989030
West Sacramento, CA 95798-9030
(916) 864-6399
Federal I.D. No: 32-0012683

CONSOLIDATED 1099

TAX YEAR 2002

Copy B for Recipient

Department of the Treasury, Internal Revenue Service
(Keep for your records)

This is important tax information and is being furnished to the Internal Revenue Service. If you are required to file a return, a negligence penalty or other sanctions may be imposed on you if this income is taxable and the IRS determines that it has not been reported.

ROBERT STEPHEN ADAMS
138 GRANT ST
EDEN NC 27288

Recipient's Tax Identification Number:
244-66-8862

REP:	EQ01
ACCOUNT:	1032-3544
ISSUE DATE:	01/03/03
PAGE:	2 OF 2

For questions regarding your form, please contact:
E*TRADE SECURITIES LLC
P.O. BOX 989030
WEST SACRAMENTO CA 95798-9030
800-786-2575

THIS SECTION LISTS MISCELLANEOUS INFORMATION WHICH MAY BE USEFUL IN HELPING YOU PREPARE YOUR TAX RETURN.
IT LISTS NON FEDERALLY REPORTABLE INCOME WHICH MAY OR MAY NOT BE TAXABLE AT THE STATE OR LOCAL LEVEL.
PLEASE REVIEW THIS INFORMATION WITH YOUR TAX ADVISOR.

DESCRIPTION	DATE	ACTIVITY	QUANTITY	PRICE	AMOUNT

CONTINUED FROM PREVIOUS PAGE

MISCELLANEOUS INFORMATION TOTALS FOR TAX YEAR 2002
NOT FEDERALLY REPORTED

1.	MARGIN INTEREST	$6,508.97-
2.	EXEMPT MUNICIPALS	$0.00
3.	EXEMPT DIVIDENDS	$0.00
4.	ROC OR PRINCIPAL	$0.00
5.	INCOME SUBJECT TO AMOUNT	$0.00
6.	EXEMPT INTEREST	$0.00
7.	EXEMPT ACCRUED INTEREST	$0.00
8.	PARTNERSHIP (MLP)	$0.00
9.	ACCRUED INTEREST PURCHASED	$0.00

THE FOLLOWING IS BEING PROVIDED FOR YOUR INFORMATION ONLY AND WILL NOT BE FURNISHED TO THE INTERNAL REVENUE SERVICE

DESCRIPTION	DATE	ACTIVITY	QUANTITY	PRICE	AMOUNT
BEST BUY CO INC CUSIP: 086516101	10/09/02	PURCHASE	1,000.0000	$17.9500	$17,969.99
SIRIUS SATELLITE RADIO CUSIP: 82966U103	03/21/02	PURCHASE	5,000.0000	$4.8500	$24,269.95
XM STLLITE RADIO HLDGS A CUSIP: 983759101	07/31/02	PURCHASE	5,000.0000	$3.7000	$18,519.99
					$60,759.93

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

May 14, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: XM Satellite Radio Holdings Inc.
Incoming letter dated March 29, 2007

The proposal requests that the board "impose a monetary fine upon the Company Officer for failing to promptly respond to shareholder letters."

There appears to be some basis for your view that XM may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., procedures for improving shareholder communications). Accordingly, we will not recommend enforcement action to the Commission if XM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which XM relies.

Sincerely,



Tamara M. Brightwell
Special Counsel

END